ALEXCO RESOURCE CORP.

INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED
JUNE 30, 2015
(unaudited)

ALEXCO RESOURCE CORP.
INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT
(unaudited - expressed in thousands of Canadian dollars)

	Note	June 30,	December 31,
		2015	2014
ASSETS

Current Assets
Cash and cash equivalents		7,506	$8,639
Accounts and other receivables		2,913	3,951
Restricted cash and deposits	3	665	1,063
Inventories		1,013	971
Prepaid expenses and other current assets		436	503
		12,533	15,127
Non-Current Assets
Restricted cash and deposits	3	8,432	9,152
Inventories		4,269	4,269
Long-term investments		450	597
Property, plant and equipment	4	16,712	17,935
Mineral properties	5	58,831	57,772
Intangible assets		338	343
Total Assets		101,565	$105,195

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued liabilities		2,413	$2,375
Income taxes payable		23	23
Environmental services contract loss provision		95	59
Deferred revenue		393	1,338
		2,924	3,795
Non-Current Liabilities
Environmental services contract loss provision		227	204
Deferred revenue		358	479
Silver streaming interest		18,118	18,118
Decommissioning and rehabilitation provision		4,039	4,151
Deferred income tax liabilities	9	1,076	1,411

Total Liabilities		26,742	28,158

Shareholders' Equity		74,823	77,037
Total Liabilities and Shareholders' Equity		101,565	$105,195

COMMITMENTS	15

APPROVED ON BEHALF OF
THE BOARD OF DIRECTORS

“Terry Krepiakevich”	“Michael Winn”

(signed)	(signed)
Director	Director

The accompanying notes are an integral part of these consolidated financial statements

ALEXCO RESOURCE CORP.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED JUNE 30
(unaudited - expressed in thousands of Canadian dollars, except per share amounts)

		Three months ended		Six months ended
	Note	2015	2014	2015	2014

Revenues
Environmental services		$2,610	$3,064	$7,126	$6,135
Mining operations		-	105	-	361
Total revenues		2,610	3,169	7,126	6,496
Cost of Sales
Environmental services		2,031	2,252	5,355	4,342
Mining operations		-	-	-	-
Total cost of sales		2,031	2,252	5,355	4,342
Gross Profit
Environmental services		579	812	1,771	1,793
Mining operations		-	105	-	361
Total gross profit		579	917	1,771	2,154

General and administrative expenses	7	1,932	2,300	4,084	4,584
Mine site care and maintenance	8	575	752	1,165	1,492
Foreign exchange gains		(70)	(368)	(648)	(263)
Loss on impaired long-term investments		75	-	75	-
		2,512	2,684	4,676	5,813
Operating Loss		(1,933)	(1,767)	(2,905)	(3,659)
Other Income (Expenses)
Investment income		26	17	62	24
Finance costs		(13)	(12)	(22)	(26)
Derivative loss		-	(7)	-	(7)
Loss Before Taxes		(1,920)	(1,769)	(2,865)	(3,668)

Income Tax Provision (Recovery)
Current	9	-	-	1	14
Deferred	9	(54)	(108)	(508)	(602)

Net Loss		(1,866)	(1,661)	(2,358)	(3,080)

Other Comprehensive Income (Loss)
Items that may be reclassified subsequently to net income (loss) Cumulative translation adjustments, net of tax $(108), $325, $170, and $43		(93)	(383)	(234)	34
Gain (loss) on long-term investments		(135)	3	(147)	153
Recycle loss on impaired long-term investments to current income		75	-	75	-
Total Comprehensive Loss		$(2,019)	$(2,041)	$(2,664)	$(2,893)

Loss Per Share
Basic and diluted	10	$(0.03)	$(0.03)	$(0.03)	$(0.05)

The accompanying notes are an integral part of these consolidated financial statements

ALEXCO RESOURCE CORP.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED JUNE 30
(unaudited - expressed in thousands of Canadian dollars)

	Three months ended		Six months ended
	2015	2014	2015	2014

Cash Flows from Operating Activities
Net loss	$(1,866)	$(1,661)	$(2,358)	$(3,080)
Items not affecting cash from operations:
Deferred revenue	(748)	(3)	(1,067)	174
Environmental services contract loss provision	27	37	59	112
Silver streaming interest amount recognized	-	(25)	-	(73)
Depreciation of property, plant and equipment	518	742	1,100	1,465
Amortization of intangible assets	12	24	26	48
Share-based compensation expense	139	218	405	693
Finance (gain) and other	(62)	(472)	(502)	(278)
Loss on impaired long-term investments	75	-	75	-
Deferred income tax recovery	(54)	(108)	(508)	(602)
	(1,959)	(1,248)	(2,770)	(1,541)
Changes in non-cash working capital balances related to operations
Decrease in accounts and other receivables	1,847	35	1,039	958
(Increase) in inventories	(33)	3	(43)	(29)
(Increase) Decrease in prepaid expenses and other current assets	(13)	(31)	68	36
Increase (Decrease) in accounts payable and accrued liabilities	(24)	70	(299)	(455)
Increase (Decrease) in income taxes payable	(1)	-	2	-
	(183)	(1,171)	(2,003)	(1,031)
Cash Flows from Investing Activities
Expenditures on mining operations properties	(102)	(67)	(114)	(225)
Expenditures on exploration and evaluation properties	(323)	(890)	(554)	(1,025)
Purchase or disposal of property, plant and equipment	(30)	(14)	(25)	(35)
Decrease in restricted cash and deposits	929	2	1,563	51
	474	(969)	870	(1,234)

Increase (decrease) in Cash and Cash Equivalents	291	(2,140)	(1,133)	(2,265)
Cash and Cash Equivalents - Beginning of Period	7,215	8,485	8,639	8,610
Cash and Cash Equivalents - End of Period	$7,506	$6,345	$7,506	$6,345

SUPPLEMENTAL CASH FLOW INFORMATION (see note 12)

The accompanying notes are an integral part of these consolidated financial statements

ALEXCO RESOURCE CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE SIX MONTH PERIODS ENDED JUNE 30
(unaudited – expressed in thousands of Canadian dollars)

	Common Shares

							Accumulated
				Share			Other
	N umber of			Options	Contributed	Accumulated	Comprehensive
	Shares	Amount	Warrants	and RSU's	Surplus	Deficit	Income (Loss)	Total

Balance December31,2014	69,335,566	$164,708	$1,342	$8,519	$10,829	$(108,177)	$(184)	$77,037
Net loss	-	-	-	-	-	(2,358)	-	(2,358)
Other comprehensive loss	-	-	-	-	-	-	(306)	(306)
Share-based compensation expense recognized	-	-	-	450	-	-	-	450
Share options forfeited or expired	-	-	-	(1,176)	1,176	-	-	-
Release of RSU settlement shares	133,333	557	-	(557)	-	-	-	-

Balance June30,2015	69,468,899	$165,265	$1,342	$7,236	$12,005	$(110,535)	$(490)	$74,823

Balance December31,2013	62,172,233	$157,983	$-	$11,092	$7,741	$(75,405)	$(232)	$101,179
Net loss	-	-	-	-	-	(3,080)	-	(3,080)
Other comprehensive income	-	-	-	-	-	-	187	187
Share-based compensation expense recognized	-	-	-	756	-	-	-	756
Share options forfeited or expired	-	-	-	(2,342)	2,342	-	-	-
Release of RSU settlement shares	148,333	623	-	(623)	-	-	-	-

Balance June30,2014	62,320,566	$158,606	$-	$8,883	$10,083	$(78,485)	$(45)	$99,042

The accompanying notes are an integral part of these consolidated financial statements

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED JUNE 30, 2015 AND 2014
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

1.	Description of Business and Nature of Operations

Alexco Resource Corp. (“Alexco” or the “Corporation”) was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 and commenced operations on March 15, 2005. Effective December 28, 2007, it was continued under the Business Corporations Act (British Columbia). The Corporation operates two principal businesses: a mining business, comprised of mineral exploration and mine development and operation in Canada, located in the Yukon Territory; and through its Alexco Environmental Group (“AEG”), an environmental services business, providing consulting, remediation solutions and project management services in respect of environmental permitting and compliance and site remediation, in Canada and the United States.

The Corporation is in the process of exploring and developing its mineral properties. The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable reserves, successful permitting, the ability of the Corporation to obtain necessary financing to complete exploration and development, and upon future profitable production or proceeds from disposition of each mineral property. Furthermore, the acquisition of title to mineral properties is a complicated and uncertain process, and while the Corporation has taken steps in accordance with common industry practice to verify its title to the mineral properties in which it has an interest, there can be no assurance that such title will ultimately be secured. The carrying amounts of mineral properties are based on costs incurred to date, adjusted for depletion and impairments, and do not necessarily represent present or future values.

As of September 2013, Bellekeno mining operations were suspended in light of a sharply reduced silver price environment. Despite the suspension and resulting lack of cash flow from mining operations, the Corporation believes that based on its current cash position and cash flows generated from its environmental business it will have sufficient funds to meet its minimum obligations, including general corporate activities, for at least the next 12 months.

Alexco is a public company which is listed on the Toronto Stock Exchange (under the symbol AXR) and the NYSE MKT Equities Exchange (under the symbol AXU). The Corporation’s corporate head office is located at Suite 1150, 200 Granville Street, Vancouver, BC, Canada, V6C 1S4.

2.	Basis of Preparation and Statement of Compliance

These interim condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. These interim financial statements follow the same accounting policies and methods of computation as compared with the most recent annual financial statements, being for the year ended December 31, 2014, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Accordingly, these interim financial statements should be read in conjunction with the Corporation’s most recent annual financial statements. These interim condensed consolidated financial statements were approved for issuance by the Board of Directors on August 11, 2015.

These consolidated financial statements have been prepared on a going concern basis under the historical cost method, except for derivative financial instruments, share-based compensation and certain financial assets which have been measured at fair value. All figures are expressed in Canadian dollars unless otherwise indicated.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED JUNE 30, 2015 AND 2014
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

3.	Restricted Cash and Deposits

	June 30	December 31
	2015	2014
Security for remediation services agreement	$4,682	$5,800
Security for decommissioning obligations	4,196	4,186
Other	219	229
Restricted cash and deposits	9,097	10,215
Less: Current portion	665	1,063
	$8,432	$9,152

Security for remediation services agreement of $4,682,000 (US$3,749,000) as at June 30, 2015 (December 31, 2014 – US$5,000,000) represents security that has been posted by AEG US in support of a cost performance commitment provided under an environmental consulting and remediation services agreement with a third party customer. The current portion of $665,000 is the estimated security that will be applied to the environmental consulting and remediation services agreement within the next twelve months.

4.	Property, Plant and Equipment

				Heavy
			Ore	Machinery	Leasehold
	Land and	Camp,	Processing	and	Improvements
Cost	Buildings	Roads, and	Mill	Equipment	& Other	Total
		Other Site

December 31, 2013	$1,364	$5,667	$23,632	$7,276	$1,294	$39,233
Additions	-	-	119	14	11	144
Write-downs	-	(463)	(3,927)	(438)	-	(4,828)
Decommission change in estimate	-	-	145	-	-	145
Disposals	-	-	-	(78)	-	(78)

December 31, 2014	1,364	5,204	19,969	6,774	1,305	34,616
Additions	-	9	-	-	14	23
Decommission change in estimate	-	-	(63)	-	-	(63)
Disposals	-	-	-	(14)	-	(14)

June 30, 2015	$1,364	$5,213	$19,906	$6,760	$1,319	$34,562

				Heavy
			Ore	Machinery	Leasehold
Accumulated	Land and	Camp, Roads,	Processing	and	Improvements
Depreciation	Buildings	and Other Site	Mill	Equipment	& Other	Total

December 31, 2013	$95	$2,916	$5,154	$4,158	$1,100	$13,423
Depreciation	60	597	1,554	1,033	57	3,301
Disposals	-	-	-	(43)	-	(43)

December 31, 2014	155	3,513	6,708	5,148	1,157	16,681
Depreciation	25	216	531	382	24	1,178
Disposal	-	-	-	(9)	-	(9)

June 30, 2015	$180	$3,729	$7,239	$5,521	$1,181	$17,850

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED JUNE 30, 2015 AND 2014
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

				Heavy
			Ore	Machinery	Leasehold
	Land and	Camp, Roads,	Processing	and	Improvements
Net book Value	Buildings	and Other Site	Mill	Equipment	& Other	Total

December 31, 2013	$1,269	$2,751	$18,478	$3,118	$194	$25,810

December 31, 2014	$1,209	$1,691	$13,261	$1,626	$148	$17,935

June 30, 2015	$1,184	$1,484	$12,667	$1,239	$138	$16,712

During the three month and six month periods ended June 30, 2015, the Corporation recorded total depreciation of property, plant and equipment of $569,000 and $1,178,000 (2014 – $829,000 and $1,652,000), of which $518,000 and $1,100,000 (2014 – $742,000 and $1,465,000) has been charged to income with $51,000 and $152,000 (2014 – $164,000 and $179,000) recorded in environmental services cost of sales and $467,000 and $948,000 (2014 – $578,000 and $1,286,000) reflected under general expenses and mine site care and maintenance.

Of the balance, $51,000 and $78,000 (2014 – $87,000 and $187,000) was related to property, plant and equipment used in exploration activities and has been capitalized to mineral properties.

On December 31, 2014, the Corporation recorded an impairment charge to property, plant and equipment totaling $4,828,000.

5.	Mineral Properties

	December 31	Expenditures	Written	June 30
	2014	Incurred	Down	2015

Mineral Properties
Keno Hill District Properties –
Bellekeno	$8,149	$144	$-	$8,293
Lucky Queen	1,924	18	-	1,942
Onek	255	18	-	273
McQuesten	3,690	68	-	3,758
Silver King	7,154	-	-	7,154
Flame & Moth	20,467	235	-	20,702
Bermingham	9,717	508	-	10,225
Elsa Tailings	884	-	-	884
Other Keno Hill Properties	5,342	68	-	5,410
Other	190	-	-	190

Total	$57,772	$1,059	$-	$58,831

	December 31	Expenditures	Written	December 31
	2013	Incurred	Down	2014

Mineral Properties
Keno Hill District Properties –
Bellekeno	$17,715	$278	$(9,844)	$8,149
Lucky Queen	9,084	90	(7,250)	1,924
Onek	807	447	(999)	255
McQuesten	3,670	20	-	3,690
Silver King	6,986	168	-	7,154
Flame & Moth	15,002	5,465	-	20,467
Bermingham	9,157	560	-	9,717
Elsa Tailings	884	-	-	884
Other Keno Hill Properties	12,352	-	(7,010)	5,342
Other	190	-	-	190

Total	$75,847	$7,028	$(25,103)	$57,772

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED JUNE 30, 2015 AND 2014
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

	Mining	Exploration and
	Operations	Evaluation
	Properties	Properties	Total

June 30, 2015
Cost	$129,702	$55,066	$184,768
Accumulated depletion and write-downs	118,927	7,010	125,937
Net book value	$10,775	$48,056	$58,831

December 31, 2014
Cost	$129,255	$54,454	$183,709
Accumulated depletion and write-downs	118,927	7,010	125,937
Net book value	$10,328	$47,444	$57,772

December 31, 2013
Cost	$128,440	$48,241	$176,681
Accumulated depletion and write-downs	100,834	-	100,834
Net book value	$27,606	$48,241	$75,847

6.	Share-Based Compensation

Incentive Stock Options

The changes in incentive share options outstanding are summarized as follows:

	Weighted	Number of
	average	shares issued
	exercise	or issuable on
	price	exercise	Amount

Balance – December 31, 2014	$4.36	3,619,830	$7,712

Stock options granted	$0.60	1,341,000	-
Share based compensation expense	-	-	279
Options forfeited or expired	$4.54	(489,500)	(1,176)

Balance – June 30, 2015	$3.21	4,471,330	$6,815

Balance – December 31, 2013	$5.16	4,035,663	$10,096

Stock options granted	$1.94	717,000	-
Share based compensation expense	-	-	475
Options forfeited or expired	$5.61	(886,000)	(2,342)

Balance – June 30, 2014	$4.45	3,866,663	$8,229

During the six month period ended June 30, 2015, the fair value of options at the date of grant was estimated using the Black-Scholes option pricing model, assuming a risk-free interest rate of 0.58% (2014 – 1.4%) per annum, an expected life of options of 4 years (2014 – 4 years), an expected volatility of 67% based on historical volatility (2014 – 65%), an expected forfeiture rate of 4% (2014 – 4%) and no expected dividends (2014 – nil).

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED JUNE 30, 2015 AND 2014
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Incentive share options outstanding and exercisable at June 30, 2015 are summarized as follows:

	Options Outstanding			Options Exercisable

	Number of			Number of
	Shares	Average	Average	Shares	Average
	Issuable on	Remaining	Exercise	Issuable on	Exercise
Exercise Price	Exercise	Life (Years)	Price	Exercise	Price

$0.60	35,000	4.46	$0.60	-	$0.60
$0.60	1,334,000	4.62	$0.60	444,667	$0.60
$1.65	292,500	0.64	$1.65	292,500	$1.65
$1.94	613,000	3.62	$1.94	408,667	$1.94
$3.45	681,330	1.73	$3.45	681,330	$3.45
$4.16	399,000	2.56	$4.16	399,000	$4.16
$6.92	512,000	1.57	$6.92	512,000	$6.92
$7.10	601,000	2.54	$7.10	601,000	$7.10
$8.13	3,500	2.86	$8.13	3,500	$8.13

	4,471,330	2.97	$3.21	3,342,664	$4.01

During the three month and six month period ended June 30, 2015, the Corporation recorded total share-based compensation expense of $73,000 and $279,000 (2014 – $117,000 and 475,000) related to incentive share options, of which $12,000 and $45,000 (2014 – $16,000 and $66,000) is recorded to mineral properties and $61,000 and $234,000 (2014 – $101,000 and $409,000) has been charged to income.

Restricted Share Units (“RSUs”)

The changes in RSUs outstanding are summarized as follows:

	Number of
	shares issued
	or issuable
	on vesting	Amount

Balance – December 31, 2014	507,192	$807

RSUs granted	135,000	-
Share-based compensation expense recognized	-	171
RSUs vested	(133,333)	(557)

Balance – June 30, 2015	508,859	$421

Balance – December 31, 2013	401,665	$996

Share-based compensation expense recognized	-	281
RSUs vested	(148,333)	(623)

Balance – June 30, 2014	253,332	$654

A total of 135,000 RSUs were granted in February 2015, with total grant-date fair value determined to be $81,000. Included in general and administrative expenses for the three month and six month periods ended June 30, 2015 is share-based compensation expense of $78,000 and $171,000 (2014 – $114,000 and $281,000) related to RSU awards. As at June 30, 2015, the plan trust held 120,000 common shares of the Corporation for future settlement of granted RSUs.

As of June 30, 2015, a total of 418,860 RSUs were granted under the amended RSU plan (remainder of RSUs were acquired from market) and a total of 231,140 RSUs remained available for granting.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED JUNE 30, 2015 AND 2014
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

7.	General and Administrative Expenses

The Corporation recorded general and administrative expenses for the three month and six month periods ended June 30, 2015 and 2014 as follows:

	Three Months Ended		Six Months Ended
	2015	2014	2015	2014

General and administrative expenses
Depreciation	$39	$29	$77	$60
Amortization of intangible assets	13	23	26	47
Business development and investor relations	137	202	302	317
Office, operating and non-operating overheads	487	412	924	770
Professional	146	187	208	253
Regulatory	10	33	131	136
Salaries and contractors	874	1,092	1,877	2,166
Share-based compensation	142	227	399	693
Travel	84	95	140	142

	$1,932	$2,300	$4,084	$4,584

8.	Mine Site Care and Maintenance

The Corporation recorded mine site care and maintenance expenses for the three month and six month periods ended June 30, 2015 and 2014 as follows:

	Three Months Ended		Six Months Ended
	2015	2014	2015	2014

Mine site care and maintenance
Depreciation	$428	$549	$871	$1,226
Office, operating and non-operating overheads	133	193	242	211
Other expenses	14	10	52	55

	$575	$752	$1,165	$1,492

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED JUNE 30, 2015 AND 2014
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

9.	Income Tax Expense

The income tax provision differs from the amount that would result from applying the Canadian federal and provincial tax rate to income before taxes. For the six month periods ended June 30, 2015 and 2014, these differences result from the following items:

	Six Months Ended June 30
	2015	2014

Accounting income (loss) before taxes	$(2,865)	$(3,668)
Federal and provincial income tax rate of 26.00% (2014 – 26.00%)	(745)	(953)

Non-deductible permanent differences	22	79
Differences in foreign exchange rates	(19)	(75)
Effect of difference in tax rates	(104)	(106)
Change in benefits not recognized	320	545
Flow-through share renunciation	-	(32)
Yukon mineral tax	-	(149)
Change in estimate	19	103
Other	(1)	-
	237	365

Recovery of income taxes	$(508)	$(588)

10.	Loss Per Share

The following table sets forth the computation of basic and diluted loss per share for the three month and six month periods ended June 30, 2015 and 2014:

	Three Months Ended		Six Months Ended
	2015	2014	2015	2014
Numerator
Net loss for the period	$(1,866)	$(1,661)	$(2,358)	$(3,080)

Denominator
For basic – weighted average number of shares outstanding	69,588,898	62,320,566	69,588,898	62,320,566
Effect of dilutive securities – incentive share options	-	-	-	-
For diluted – adjusted weighted average number of shares outstanding	69,588,898	62,320,566	69,588,898	62,320,566

Loss Per Share
Basic	$(0.03)	$(0.03)	$(0.03)	$(0.05)
Diluted	$(0.03)	$(0.03)	$(0.03)	$(0.05)

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED JUNE 30, 2015 AND 2014
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

11.	Financial Instruments

Financial Assets and Liabilities

Information regarding the carrying amounts of the Corporation’s financial assets and liabilities is summarized as follows:

	Fair Value
	Hierarchy	June 30	December 31
	Classification	2015	2014
Loans and receivables –
Cash and cash equivalents	Level 2	$7,506	$8,639

Accounts receivable	Level 2	2,913	3,951
		10,419	12,590

Held to maturity investments –
Restricted cash and deposits –
Term deposits	Level 2	9,097	10,215

Available for sale –
Long-term investment in common shares	Level 1	450	597

Financial liabilities –
Accounts payable and accrued liabilities	Level 2	(2,413)	(2,375)

		$17,553	$21,027

The carrying amounts of all of the Corporation’s financial assets and liabilities reasonably approximate their fair values.

All term deposits carried initial maturity periods of twelve months or less and are high grade, low risk investments held with major financial institutions in Canada, generally yielding between 1% and 2% per annum.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED JUNE 30, 2015 AND 2014
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

12.	Supplemental Cash Flow Information

Supplemental cash flow information with respect to the three month and six month periods ended June 30, 2015 and 2014 is summarized as follows:

	Three Months Ended		Six Months Ended
	2015	2014	2015	2014

Operating Cash Flows Arising From Interest and Taxes
Interest received	$30	$37	$55	$51
Interest paid	-	-	-	-
Income taxes paid	-	-	-	-

Non-Cash Investing and Financing Transactions
Capitalization of share-based compensation to mineral properties	$12	$16	$45	$66
Capitalization of depreciation to mineral properties	$51	$87	$78	$187
Capitalization of re-estimation of decommissioning and rehabilitation provision	$(127)	$69	$(133)	$69
Increase (decrease) in non-cash working capital related to:
Mining operations properties	$73	$(202)	$74	$(258)
Exploration and evaluation properties	$242	$(1,126)	$262	$(1,173)
Property, plant and equipment	$-	$-	$-	$8

13.	Segmented Information

The Corporation had two operating segments during the three month and six month periods ended June 30, 2015 and 2014, being environmental services carried out through AEG, providing consulting and project management services in respect of environmental permitting and compliance and site remediation and reclamation; and mining operations, including the care and maintenance at the Bellekeno mine, which produced silver, lead and zinc in the form of concentrates until mining activities were suspended in September 2013. The Corporation also had two non-operating segments, being exploration of mineral properties, which includes exploration and evaluation activities; and the corporate segment, which includes the Corporation’s executive head office and general corporate administration. Reportable segments are identified based on differences in products, services and business activities. Inter-segment transactions are recorded at amounts that reflect normal third-party terms and conditions, with inter-segment profits eliminated from the cost base of the segment incurring the charge. Revenue from non-Canadian customers of both operating segments was derived primarily from the United States.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED JUNE 30, 2015 AND 2014
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Segmented information as at and for the three month and six month periods ended June 30, 2015 and 2014 is summarized as follows:

For the three months ended	Environmental	Mining
June 30, 2015	Services	Operations	Exploration	Corporate	Total

Segment revenues –
External customers –
Canadian	$1,447	$-	$-	$-	$1,447
Non-Canadian	1,163	-	-	-	1,163
Total revenues as reported	2,610	-	-	-	2,610

Cost of sales	2,031	-	-	-	2,031
Depreciation and amortization	28	-	-	24	52
Share-based compensation	28	-	-	114	142
Other G&A expenses	844	12	-	883	1,739
Other mine site care and maintenance	-	575	-	-	575
Foreign exchange gain	(144)	1	-	73	(70)
Investment income	-	-	-	(27)	(27)
Finance costs	-	13	-	-	13
Derivative loss	-	-	-	-	-
Loss on impaired long- term investments	-	-	-	75	75

Segment income (loss) before taxes	$(177)	$(601)	$-	$(1,142)	$(1,920)

Total assets	$8,271	$21,398	$63,692	$8,204	$101,565

For the three months ended	Environmental	Mining
June 30, 2014	Services	Operations	Exploration	Corporate	Total

Segment revenues –
External customers –
Canadian	$1,773	$-	$-	$-	$1,773
Non-Canadian	1,291	105	-	-	1,396
Total revenues as reported	3,064	105	-	-	3,169

Cost of sales	2,252	-	-	-	2,252
Depreciation and amortization	30	-	-	21	51
Share-based compensation	46	-	-	181	227
Other G&A expenses	904	25	-	1,093	2,022
Other mine site care and maintenance	-	752	-	-	752
Foreign exchange gain	-	(7)	-	(361)	(368)
Investment income	-	-	-	(17)	(17)
Finance costs	-	12	-	-	12
Derivative loss	-	-	-	7	7

Segment income (loss) before taxes	$(168)	$(677)	$-	$(924)	$(1,769)

Total assets	$10,833	$40,334	$71,847	$6,783	$129,797

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED JUNE 30, 2015 AND 2014
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

For the six months ended	Environmental	Mining
June 30, 2015	Services	Operations	Exploration	Corporate	Total

Segment revenues –
External customers –
Canadian	$4,095	$-	$-	$-	$4,095
Non-Canadian	3,031	-	-	-	3,031
Total revenues as reported	7,126	-	-	-	7,126

Cost of sales	5,355	-	-	-	5,355
Depreciation and amortization	55	-	-	48	103
Share-based compensation	107	-	-	292	399
Other G&A expenses	1,703	22	-	1,857	3,582
Other mine site care and maintenance	-	1,165	-	-	1,165
Foreign exchange gain	(252)	5	-	(401)	(648)
Investment income		-	-	(62)	(62)
Finance costs	-	22	-	-	22
Derivative loss	-	-	-	-	-
Loss on impaired long- term investments	-	-	-	75	75

Segment income (loss) before taxes	$158	$(1,214)	$-	$(1,809)	$(2,865)

Total assets	$8,271	$21,398	$63,692	$8,204	$101,565

For the six months ended	Environmental	Mining
June 30, 2014	Services	Operations	Exploration	Corporate	Total

Segment revenues –
External customers –
Canadian	$3,574	$-	$-	$-	$3,574
Non-Canadian	2,561	361	-	-	2,922
Total revenues as reported	6,135	361	-	-	6,496

Cost of sales	4,342	-	-	-	4,342
Depreciation and amortization	60	-	-	47	107
Share-based compensation	155	-	-	538	693
Other G&A expenses	1,599	52	-	2,133	3,784
Other mine site care and maintenance	-	1,492	-	-	1,492
Foreign exchange gain	4	(20)	-	(247)	(263)
Investment income	-	-	-	(24)	(24)
Finance costs	-	26	-	-	26
Derivative loss	-	-	-	7	7

Segment income (loss) before taxes	$(25)	$(1,189)	$-	$(2,454)	$(3,668)

Total assets	$10,833	$40,334	$71,847	$6,783	$129,797

For the three month and six month periods ended June 30, 2015 and 2014, revenue from mining operations was derived as follows from payable metals contained in concentrate:

	Three Months Ended June 30		Six Months Ended June 30
	2015	2014	2015	2014

Silver	$-	$79	$-	$243
Lead	-	12	-	(18)
Zinc	-	-	-	(3)
Gold	-	21	-	162
	-	112	-	384
Smelter treatment and refining charges		- (7)		- (23)

Reported mining operations revenue	$-	$105	$-	$361

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED JUNE 30, 2015 AND 2014
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

14.	Related Party Transactions

The Corporation’s related parties include its subsidiaries and key management personnel. Key management personnel compensation for the three month and six month periods ended June 30, 2015 and 2014 is summarized as follows:

(a)	Key Management Personnel Compensation

	Three Months Ended June 30		Six Months Ended June 30
	2015	2014	2015	2014

Salaries and other short-term benefits	$433	$495	$918	$977
Share-based compensation	117	179	341	527

	$550	$674	$1,259	$1,504

Key management includes the Corporation’s Board of Directors and members of senior management.

15.	Commitments

As at June 30, 2015, the Corporation’s contractual obligations are as follows:

(a)	The Corporation has entered into various operating lease contracts for office space, motor vehicles and office equipment. The future minimum payments under these leases as are as follows:

2015	248
2016	252
2017	238
2018	160

$898

(b)	The Corporation’s other contractual obligations, including with respect to capital asset expenditures, totaled approximately $176,000.

(c)

Under the silver streaming interest held by Silver Wheaton Corp., the Corporation has received advance amounts totaling US$50 million. The Corporation is required to refund the balance of any advance amounts received and not yet reduced through silver deliveries. The Corporation is also required to refund a pro-rata portion of the balance of the advance amounts not yet reduced to the extent the Bellekeno mine has not achieved production throughput of 400 tonnes of ore per day over a 30 day period by December 31, 2016. The maximum amount of any such refund is US$9,750,000.